2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Exhibit 99.5

FOR IMMEDIATE RELEASE

Nigeria : Significant Discovery in the Western Usan field area

Paris, October 1, 2004 — Total announces that its Nigerian Operating subsidiary, Elf Petroleum Nigeria Ltd. (EPNL), has made a significant discovery in the western Usan field area in the deepwater Oil Prospecting License (OPL) 222, offshore southeastern Nigeria.

The Usan 5 well, located around 110 kilometres offshore and 6 kilometres west of the Usan 4 discovery well in water depths of approximately 750 meters, is the fourth successful appraisal of the Usan field discovered in 2002.

Oil was sampled at Usan 5 in several levels confirming the presence of additional quantities of oil as well as further potential in previously untested reservoirs.

Nigerian National Petroleum Corp. (NNPC) is concessionaire for OPL 222 under a production sharing contract operated by Elf Petroleum Nigeria Ltd. (20 percent), in partnership with Chevron Petroleum Nigeria Ltd., Esso Exploration and Production Nigeria (Offshore East) Ltd. and Nexen Petroleum Nigeria Ltd.

Present in Nigeria since 1962, Total’s equity production was 196,000 barrels of oil equivalent per day in 2003. The group also has a 15% partnership interest in the Bonny liquefaction plant, where trains four and five are presently under construction and the construction of a sixth has been approved.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com